Issuer Free Writing Prospectus, dated February 26, 2019

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement

Dated February 26, 2019 and

Registration Statement Nos. 333-229219-01 and 333-229219

FINAL TERM SHEET

J.B. Hunt Transport Services, Inc.
$700 million 3.875% Senior Notes due 2026

Term sheet dated February 26, 2019

Issuer:	J.B. Hunt Transport Services, Inc.
Guarantor:	J.B. Hunt Transport, Inc.
Expected Ratings*:	Baa1 by Moody’s Investors Service, Inc. / BBB+ by Standard & Poor’s Ratings Services
Note Type:	SEC registered
Issue Size:	$700,000,000
Trade Date:	February 26, 2019
Settlement Date (T+3)**:	March 1, 2019
Maturity Date:	March 1, 2026
Treasury Benchmark:	2.625% UST due January 31, 2026
Benchmark Treasury Yield and Price:	2.526%; 100-20
Spread to Benchmark Treasury:	+135 bps
Reoffer Yield:	3.876%
Interest Rate:	3.875%
Interest Payment Dates:	Semi-annually on March 1 and September 1, starting on September 1, 2019 and ending on the Maturity Date
Price to Public:	99.994%
Gross spread:	0.625%
Net Proceeds (%):	99.369%
Net Proceeds ($):	$695,583,000
Make-Whole Call:	T+20 bps; redemption at par plus accrued interest on and after January 1, 2026 as set forth in the preliminary prospectus supplement
CUSIP:	445658 CF2
ISIN:	US445658CF29
Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC SunTrust Robinson Humphrey, Inc. BB&T Capital Markets, a division of BB&T Securities, LLC Regions Securities LLC
Co-Managers:	BOK Financial Securities, Inc. Morgan Stanley & Co. LLC Wells Fargo Securities, LLC
*Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Note:

The issuer expects that delivery of the notes will be made to investors on or about March 1, 2019, which will be the third business day following the date of the prospectus supplement (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes before the second business day prior to March 1, 2019 will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of who wish to trade notes prior to their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533 or SunTrust Robinson Humphrey, Inc toll-free at 1-800-685-4786.

No PRIIPs KID – No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.